UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

MultiPlan Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)

62548M100
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62548M100	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael Stuart Klein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 52,007,293
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 52,007,293
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,007,293
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.52%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 62548M100	SCHEDULE 13G	Page 3 of 6

Item 1(a).	Name of Issuer:

MultiPlan Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

115 Fifth Avenue
New York, NY 10003

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Michael Stuart Klein (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Person is as follows:
640 Fifth Avenue, 12th Floor New York, NY 10019

Item 2(c).
See response to Item 4 on the cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

62548M100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
☐
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

CUSIP No. 62548M100	SCHEDULE 13G	Page 4 of 6

Item 4.	Ownership

As of December 31, 2021, Mr. Klein beneficially owned, in the aggregate, 52,007,293 shares of common stock, par value $0.0001 per share (“Common Stock”) of MultiPlan Corporation (the “Issuer”), which constitutes approximately 7.52% of the Issuer’s outstanding Common Stock and includes (i) 27,500,000 shares of Common Stock owned directly by Churchill Sponsor III LLC (“Churchill Sponsor III”), (ii) 24,500,000 shares of Common Stock into which an equal number of warrants directly owned by Churchill Sponsor III is exercisable, and (iii) 7,293 restricted stock units awarded to Mr. Klein for his service on the Issuer’s board of directors. Shares of Common Stock owned by Churchill Sponsor III may be deemed to be indirectly owned by Mr. Klein, who is the sole stockholder of M. Klein Associates, Inc., the managing member of Churchill Sponsor III. As a result of this relationship, Mr. Klein may be deemed to have or share beneficial ownership of the securities held directly by M. Klein Associates. This Schedule 13G does not include 2,622,711 shares of Common Stock owned by M. Klein & Company LLC, an entity in which Mr. Klein has a minority interest. Percentage ownership is based on 691,961,272 shares of Common Stock outstanding, which includes (i) 667,461,272 shares of Common Stock outstanding as of November 11, 2020, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on November 17, 2020 (Registration No. 333-249779), and (ii) 24,500,000 currently exercisable warrants owned by Churchill Sponsor III.

	(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

	(b)	Percent of class:

See responses to Item 11 on each cover page.

	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

CUSIP No. 62548M100	SCHEDULE 13G	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 62548M100	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

Michael Klein

By:	/s/ Michael Klein
Name:	Michael Klein